Penfolds

Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 JUN -2 AM 7:21


LINDEMANS
making life more enjoyable

12 May 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N
WASHINGTON


03022404

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
TRADING HALT EXTENSION

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED



PROCESSED
JUN 11 2003
THOMSON
FINANCIAL



M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

03 JUN -2 AM 7:21

12 May 2003

Mr D White
Manager Companies
Australian Stock Exchange Limited
Santos House
91 King William Street
Adelaide SA 5000

Dear Sir

I refer to my letter of 8 May 2003 requesting a trading halt with respect to the Company's securities in accordance with Listing Rule 17.1.

The Southcorp Board is still meeting to consider the matters referred to in my letter, and, as that consideration is not yet complete, the Company is unlikely to make the announcement foreshadowed last Thursday by the opening of the market this morning.

The Company does expect to be in a position to make the foreshadowed announcement by no later than 1:00pm today.

We are of the view that any trading permitted to take place before the announcement, would be on an uninformed basis, and should not be permitted. Accordingly we request an extension of the trading halt (or suspension) until the announcement is made.

Yours faithfully

Martin M Hudson
Chief General Counsel & Company Secretary

Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 JUN -2 AM 7:21


LINDEMANS
making life more enjoyable

12 May 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
TRADING UPDATE – MAY 2003

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS

12 May 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
5th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

TRADING UPDATE - MAY 2003

The Board of Southcorp Limited met earlier today to review current trading conditions. As a result of that meeting, please find attached, for release to the market, a Trading Update and associated annexures. Copies of this announcement will be sent to the media today.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100


Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS

News Announcement

Southcorp Trading Update

Southcorp Limited today provided an update on trading conditions for the 2003 financial year based on preliminary financial results to 30 April. The update takes account of deliberate actions, commenced in February of this year to change some business practices, disciplines and capabilities and to ensure the company's business model has a much stronger consumer-focus. A major component of this refocussing of the business has been to move to a depletions basis, as opposed to volume or shipment basis, for managing the business. These changes are a necessary pre-requisite to restoring the earnings and margins of the company and enhancing its ultimate consumer appeal as an international premium wine company.

For the year ended 30 June 2003, Southcorp expects to report operating EBITA (pre SGARA) of between $130 million and $140 million, compared with a Wine result of $287.1 million in 2002. The second half operating EBITA (pre SGARA) is forecast to be between $46 million and $56 million, compared with $158.5 million for the same period last year. Operating EBITA (pre SGARA) for the first half was $83.9 million.

The forecast operating EBITA is before expected negative significant items of $60 million for the full year.

After significant items and interest Southcorp is expected to record a loss this financial year.

Associated with the forecast results, the Board has determined that it is not appropriate to pay a final dividend for the 2003 financial year.

Factors Influencing Performance

The forecast 2003 EBITA (pre SGARA) has been influenced by a range of factors, including market conditions and business execution issues, all of which the company has documented previously. These include:

- Continued difficult trading conditions, especially in Australia and the United Kingdom.

- Less than optimal promotional expenditure in terms of product mix and profitability outcomes. While major initiatives have been taken to improve the effectiveness of and controls associated with promotional expenditure, these will take some months to be reflected in improved margin performance.

- A lower contribution from super premium wines, due to the lower 2000 vintage, which has mainly impacted on the second half earnings.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

- A higher effective exchange rate for financial year 2003, compared with 2002 due in part to the allocation of "out of the money" foreign exchange contracts on a first-in/first-out basis.

In addition, the company has decided to make a fundamental change by moving to a depletions basis – as opposed to shipment or volume basis – for managing the business. This change will ensure a more appropriate and transparent approach to managing the business and will ensure that promotional expenditure is more efficiently deployed to achieving profitability outcomes. This change in business practice has led to a deliberate decision to reduce stocks held by distributors and retailers. The impact of this change will be to reduce volumes sold in 2003, compared with 2002, in the order of 1.5 million cases. The majority of the reduction will occur in the second half (and mainly May and June) of 2003.

Further details on these matters have been included in the Attachment.

Southcorp's Chairman, Brian Finn said: "As we said at the time of the Interim Results announcement, the re-establishment of profitable growth will take some time. Since that announcement in February, we have been addressing several aspects of business execution. Significant progress has been made in a number of areas including: the strengthening of management and sales capabilities in each of our regions, in particular in the UK and Australasia; the overhaul of promotional expenditure controls; the review of trading terms in our main markets and the rebuilding of customer relationships where great progress has already been made.

"We are changing practices that have adversely affected the company's ability to achieve consistent and sustainable growth. Most notably in that regard, we have decided to align shipments more closely with underlying depletions (sales through the retail trade to consumers). The previous approach required the company and its key distributors to move product in a way that did not always reflect consumer demand.

"We are confident this approach will result in more effective control over product pricing, promotional expenditure and overall business performance and will enhance longer term profitability. It will also enable the company to be more responsive to the business requirements of our distributors and retailers, and to be more responsive to underlying consumer demand."

Significant Items

Significant items totalling $60 million have been announced. These items comprise $33 million in relation to the first half results (as detailed on page 7 of the Attachment), and an additional $27 million in the second half.

The second half items include:

- $16 million related to a change in the accounting policy for depletion-related promotion costs in the United States. Historically, these promotional costs were taken to account at the time products were depleted by distributors. In the future, all promotion costs in the United States will be recognised at the time the sales revenue is recognised. While the prior policy adopted by the company has been common industry practice, recent clarification of the issue

in the US and Australia through the issuance of accounting standards and other guidance, has resulted in the decision by the Board to adopt the revised policy. The company's auditors concur with the change.

- $11 million related to redundancy, termination costs and other items, of which $4 million related to that for the previous Chief Executive Officer.

Dividend

The Board of Southcorp has reviewed the dividend payment for the year ending 30 June 2003. In light of the forecast earnings of the company, resultant lower cash flow, and the need to continue to focus on prudent balance sheet management, the Directors have decided not to pay a final dividend for the 2003 financial year. The total dividend in respect of the 2003 financial year will be the interim dividend payment of 10 cents, with an 80% franking level. The dividend will be paid on 1 July 2003 to shareholders registered as at 30 May 2003. Shares will be quoted ex-dividend on the Australian Stock Exchange from 26 May 2003.

The Board intends to maintain a dividend policy going forward which has regard to the underlying profitability and cash flow of the business, the financial characteristics of Southcorp as a pure wine company and the level of franking credits the company is likely to generate.

Business Priorities

John Ballard, Managing Director and Chief Executive Officer, said: "The challenges facing Southcorp are far from insurmountable. I am confident that great progress has been already made in identifying the issues which have adversely affected business performance and in commencing the process of strengthening the organisational capabilities to restore the company's fortunes. I will continue and expedite this process where necessary.

"Southcorp is blessed with some great inherent strengths. Our brands and their worldwide recognition are the envy of the industry; our viticultural assets are second to none; our winemaking capabilities are outstanding; and we have a committed workforce of talented people. With sound management, the inherent strengths of the company will enable us to achieve our business goals. My immediate priority is to restore earnings and shareholder value. Over the medium to longer term, I intend to enhance the competitive position of the organisation to maintain profitable growth.

"We are in the process of completing budgets for the next financial year and at the time of the full year results in September, I intend to provide details of programmes and milestones to progress our business over the next three years."

For further information contact:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 9465 1154
Mobile: 0407 391 829
Facsimile: 02 9465 1181

SUPPLEMENTARY INFORMATION - SOUTHCORP TRADING UPDATE

Summary Financial Forecast

A comparison of Southcorp's first half actual and second half expected financial performance is shown below. The financial year 2003 figures below represent mid points of forecast ranges. They are based on preliminary and unaudited data for the 10 months to 30 April 2003 and forecasts for May and June 2003. These figures are forecasts and should be used for directional guidance only. The commentary provided below is based on current data and may be subject to change or verification with final year figures.

	FY 03	HY	
		H1	H2
EBITA (pre SGARA and Significant Items)[1]	135	84[2]	51
SGARA (excluding USA write-off)	(11)	1	(12)
EBITA (post SGARA, pre Significant Items)	124	85	39
Significant Items	(60)	(33)	(27)
EBITA (post SGARA and Significant Items)	64	52	12

[1] Significant Items include US SGARA write-down of $8.1 million
[2] This amount has been adjusted from the $105 million reported at the time of the Interim Results by the inclusion of previously reported Significant Items (UK inventory - $13 million, Loans/Non-Trading Receivables - $4 million and Bulk Wine $4 million) into operating EBITA.

ANALYSIS OF MAIN FACTORS INFLUENCING 2003 EBITA FORECAST
(2003 relative to 2002)

Factor	Estimated Impact ($m)
2002 Actual	287
Super Premiums	(36)
Loading & Direct Import	(48)
Product Deletions	(14)
Growth, New Products, Mix	14
Foreign Exchange	(5)
Promotion & Period Costs	(63)
2003 Forecast (mid point of expected range)	135

These figures are forecasts only and should be used for guidance

Regional Commentary

Australasia

$m	FY02	FY03	% change
Volumes (million cases 9LE)	9.7	8.8	-10%
Net Sales	485	445	-8%
EBITA (pre SGARA) – pre significant items	81	42	-48%
EBITA / sales	16.7%	9.5%	

Wine only for FY02, and excludes bulk wine volumes and sales

Australasian volumes for 2003 are expected to be around 10% lower than those in 2002 due primarily to the SKU rationalisation programme, which has seen some of the volumes sold in 2002 not replaced in 2003 by organic growth. In addition, the decision to move to a depletions basis for determining volume shipments to customers has adversely affected volumes. As a direct consequence of this decision, sales volumes in May and June are expected to be materially lower than original expectations. Net sales revenue per case for the full year is expected to be broadly in line with the 2002 financial year.

EBITA margin (pre SGARA) will be well below that of last year. This is primarily due to:

- The lower contribution of super premiums in 2003
- Mix and SKU deletions
- Above budget promotional expenditure and mix issues.

Promotional initiatives (in particular, the cessation of bonus stock deals) and a review of trading terms (most of which became effective in May 2003) are expected to improve margins in future years.

UK / Europe

$m	FY02	FY03	% change
Volumes (million cases 9LE)	7.4	6.2	-17%
Net Sales	487	376	-23%
EBITA (pre SGARA) - pre significant items	72	(8)	-112%
EBITA / sales	14.8%	-2.2%	

Wine only for FY02, and excludes bulk wine volumes and sales

Volumes for 2003 financial year are expected to decline by over 15% compared with 2002 levels. Second half volumes in the UK / Europe region will be down as much as 40% on the previous corresponding half. This is a result of the decision to work out excess stock in trade, a matter advised to the market in February 2003, at the time of the Interim Results. In addition the decision to moderate volume growth to focus on rebuilding margins, as well as move to a depletions policy, has resulted in significantly lower second half volumes.

Americas

$m	FY02	FY03	% change
Volumes (million cases 9LE)	5.1	5.5	7%
Net Sales	525	503	-4%
EBITA (pre SGARA) - pre significant items	134	101	-25%
EBITA / sales	25.6%	20.1%	

Wine only for FY02, and excludes bulk wine volumes and sales

The moderated shipment growth for the Americas in 2003 reflects the decision to reduce distributor inventory levels. Revenue per case is expected to be around A$90, dropping 12% from last year. This is a result of a number of factors:

- The impact of higher average foreign exchange rates. In US dollar terms, the decline in revenue per case is only 2%.

- A change in the product mix in the United States attributable to the strategic decision to introduce entry level Penfolds products and the decision to compete in the well developed 1.5 litre segment, which was previously uncontested by Southcorp.

In the Americas, moving to a depletions based model results in inventory adjustments at the wholesaler (distributor) level. The adjustment is modest due to strong (26%) depletion growth in this market. Aligning shipments and depletions, as in all regions, is a strategy, which should reduce pressures on the level of promotional expenditure.

Margins for the second half of financial year 2003 are expected to decline below those of 2002, reflecting the factors above as well as the allocation of foreign exchange hedges, many of which were out of the money.

Additional Operating Issues

Foreign Exchange

The effect of the higher average effective rates is expected to reduce EBITA by approximately $5 million relative to 2002.

As advised at the Interim Results, the higher average effective exchange rate for 2003, relative to 2002, is the result of a move to a FIFO basis for recognising foreign currency exchange contracts against sales. The latter has had the impact of bringing forward to the second half 2003 financial year a number of out of the money contracts.

Significant Items

Below is a summary of the significant items included in the statement above.

	FY 03 $m
Previously Reported	
- The Independence Wine Company (including SGARA write-off)	(21)
- Residual Impact of Divested Businesses	(6)
- Wine Operational Items	(6)
	(33)
Second Half	
- USA Depletions Policy	(16)
- Termination Payments/Redundancies	(11)
	(27)
Total Significant Items	(60)

Change in Accounting Policy for US Depletion Related Promotion Costs
($16 million)

Historically, depletion related promotional expenses in the United States were recognised at the time of depletion, not at the point of sales to the distributor. This has created a timing mismatch between sales recognition and expense recognition. The Board intends to change the accounting treatment for depletion-related costs in the United States to remove this timing mismatch.

As a result, the company intends to treat as significant, the depletion-related promotional expenses that would have been incurred in financial year 2004 but which relate to sales that will occur in the 2003 financial year. If the new policy had been in place for the full year 2003 financial year, such that it included all depletion-related costs for sales occurring in 2003, and no depletion-related costs for sales occurring in 2002, operating EBITA would have increased by $5 million.

While the prior policy adopted by the company has been common industry practice, recent clarification of the issue in the US and Australia through the issuance of accounting standards and other guidance, has resulted in the decision by the Board to adopt the revised policy. The company's auditors concur with the change.

SOUTHCORP TRADING UPDATE

Brian Finn Chairman
John Ballard Managing Director & CEO
Steve McClintock

Monday, 12 May 2003



SOUTHCORP

The transformation to a premium wine company

This document includes preliminary and unaudited data and financial forecasts for FY2003. Information should be viewed as directional only.



Structure

1. Introduction – *Brian Finn*
2. Business Enhancements – *John Ballard*
3. Review of Financial Forecast for FY2003 – *Steve McClintock*
4. Priorities – *John Ballard*



Introduction

Brian Finn

SOUTHCORP

Main Features of Announcement



- Full year EBITA (pre SGARA) forecast of $130 million to $140 million (pre one-off items)
- Second half EBITA (pre SGARA) of $46 million - $56 million (pre significant items)
- Significant items of $60 million
  - including change in depletions accounting treatment in US
- No payment of final dividend (2003 dividend of 10 cents, 80% franked)



Results Influenced by Two Main Sets of Factors

- Business & Executional Factors
  - Trading conditions
  - Promotional expenditure effectiveness
  - Super premium
  - Foreign exchange

- Changes in Business Practice
  - Shipments to be aligned more closely to depletion levels



Changed Business Practices & Business Enhancements

John Ballard

SOUTHCORP



Change in Business Practices

Continuing to transition the business from:

Sales/volume/push focus
to

Depletions/gross profit/consumer pull through focus



Benefits of Change in Business Practice

- Shipments to better reflect consumer demand
- Greater earnings consistency and transparency
- Focus on working with retailers to jointly promote our products & joint profitability
- Better align promotional expenditure and profitability outcomes

Business Enhancements

Organisational change

- Organisational review
- New CFO – search well progressed
- Finance function strengthened
  - GM Commercial
- Australasia Sales
  - Neil Barker (Sales), David Marr (Finance)
  - 6 new appointments reporting to Sales Director
  - Category, inventory, space management
  - 2 layers removed from business



- UK/Europe
  - New Sales Director (ex Pernod Ricard)
  - On-premise capabilities strengthened
- USA
  - VP Marketing, Wine Educators
  - Director On-Premise
  - Fine Wine Manager (4) – on-premise & high end stores
- Remuneration/incentives – linked to value/margin outcomes
- Sales training programmes upgraded

SOUTHCORP



Promotional Disciplines

- Promotional expenditures now firmly controlled at corporate & regional levels (President & Sales Director)
- Strict controls on pricing/dealing implemented
- Australia – all bonus stock dealing removed
- UK – complete review of promotional expenditure
  - new promotional guidelines (including brand specific)
  - monitoring & assessment process
  - robust bottom-up planning at customer level
  - confirmed customer agreements



Review of Financial Forecast

Steve McClintock

SOUTHCORP

FY03 Forecast

- Two months still to trade. Statements are directional only
- Financial information reflects a midpoint of the EBITA range of $130-140 million (before SGARA and Significant Items)
- Review of accounting policies in progress
- No allowance for possible write-down in carrying value of assets as part of year end processes and in light of FY04 budget

FY03 Forecast- Southcorp

$m	FY02	FY03E	% chg
Volumes (million cases 9LE)	24.9	20.6	-17%
Net Sales	1,524.9	1,327	-13%
EBITA (pre SGARA) - before significant items	**287.1**	**135**	-53%
SGARA	0.2	(11)	
EBITA - before significant items	**287.3**	**124**	-57%
Significant Items	-	(60)	
EBITA	**287.3**	**64**	-78%
Goodwill Amortisation	(36.8)	(38)	
EBIT	**250.5**	**26**	**-90%**

* w ine earnings only for FY02

* includes bulk w ine volumes and sales

FY03 Forecast – EBITA (Pre SGARA) Analysis

$m	Total
2002 Actual	287
Super Premium	(36)
Loading & Direct Import	(48)
Product Deletions	(14)
Growth, New Products & Mix	14
FX	(5)
Promotion & Period Costs	(63)
2003 Forecast (before significant items)	135

*excludes impact of bulk sales

FY03 Forecast- Australasia

$m	FY02	FY03E H1	FY03E H2	FY03E	YoY % chg
Volumes (million cases 9LE)	9.7	5.2	3.6	8.8	-10%
Net Sales	485	243	202	445	-8%
EBITA (pre SGARA) - before significant items	81	16	27	42	-48%
EBITA / sales	16.7%	6.4%	13.2%	9.5%	

* excludes bulk wine volumes and sales

* numbers may have rounding errors

- Volume reduction reflects:
  - FY02 loading (~200,000 cases)
  - Difficult trading conditions in Q303
  - Product deletions (~900,000 cases)
- Earnings impacted by:
  - Lower super premium availability
  - Higher promotional spend
- H203 case rates showing signs of recovery when compared to H202 ($55.90 compared to $53.39)

FY03 Forecast- UK / Europe

$m	FY02	FY03E		FY03E	YoY
		H1	H2		% chg
Volumes (million cases 9LE)	7.4	3.5	2.6	6.2	-17%
Net Sales	487	212	163	376	-23%
EBITA (pre SGARA) - before significant items	72	(2)	(6)	(8)	-112%
EBITA / sales	14.8%	-1.0%	-3.9%	-2.2%	

* excludes bulk wine volumes and sales

* numbers may have rounding errors

- Volume reduction reflects:
  - FY02 loading & direct imports (~900,000 cases)
  - Product deletions (~300,000 cases)

- FY03 EBITA loss reflects product and customer mix (particularly in H203) and significantly increased promotional spending

- Case rates in H203 were $61.76 compared to $69.63 in H202, a decline of 11%. In local currency, the decline was 0.2%

FY03 Forecast- Americas

$m	FY02	FY03E		FY03E	YoY
		H1	H2		% chg
Volumes (million cases 9LE)	5.1	2.9	2.6	5.5	7%
Net Sales	525	270	233	503	-4%
EBITA (pre SGARA) - before significant items	134	65	37	101	-25%
EBITA / sales	25.6%	23.9%	15.8%	20.1%	

* excludes bulk wine volumes and sales

* numbers may have rounding errors

- Volumes impacted by FY02 and H103 loading (~400,000 cases)
- Depletions growth in FY03 expected at 26%
- Change to FIFO policy for the allocation of FX hedges accounts for the margin decline in H203
- H203 margin also impacted by exiting of Seven Peaks brand and the introduction of new products at lower price points (eg: 1.5L Lindemans)

FY03 Forecast- SGARA

$m	FY02	FY03E
Gross SGARA Profit	12.1	4.9
Inventory Relief	(11.0)	(15.7)
Vine Increment / (Decrement)	(0.9)	-
Net SGARA Profit	**0.2**	**(10.8)**

- SGARA adjustment is an estimate only
- Vintage release for 2003 due shortly

FY03 Forecast– Significant Items

$m	HY03	FY03
Wine Items		
- UK / Europe Trading	(12.9)	
- Non-Trading Receivables	(10.0)	(6.3)
- Surplus Bulk Wine	(4.0)	
	(26.9)	*(6.3)*
Divested Businesses write-down		
- Outstanding Liability, Legal Costs	(16.2)	(16.2)
- Profit on Sale of Properties	10.1	10.1
	(6.1)	*(6.1)*
IWC write-down (including SGARA)	(20.7)	(20.7)
USA Depletions Policy		(16.0)
Terminations, Redundancies & Other		(11.0)
Total Significant Items	**(53.7)**	**(60.1)**

FY03 Forecast- Cash Flow and Borrowings

FY03	$m
Net Debt 30 June 2002	(703)
Cash Flows from Operations	(5)
Net Investing Activities	(20)
Financing Activities	
- Proceeds from Share Issues	24
- Dividends (including July 2003 Dividend of $74 million)	(237)
Forecast Net Debt 1 July 2003	(941)

FY03 Forecast– Comparison of H202 to H203 Net Debt


FORECAST NET DEBT
$'Million
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Jan
Feb
Mar
Apr
May
Jun
Last Year
Forecast
Actual

FY03 Forecast- Foreign Exchange

FY03	Exposure (Local Currency)	% Cover	Rate A$1=
USD	156	100%	59.6
GBP	85	100%	38.8
CAD	40	100%	82.3
NZ	17	100%	1.16

FY03 Forecast- Foreign Exchange

FY04	Hedges (Local Currency)	Rate A$1=
USD	100	53.8
GBP	94	37.6
CAD	30	84.2
NZ	15	1.14

Priorities

John Ballard



SOUTHCORP

Priorities

Detailed review of business over next few months to provide basis for restoring shareholder value

Short Term Focus

- Continue process of restoring financial performance
  - Organisational alignment/capabilities
  - Product & mix
  - Rebuild UK business
  - Strengthen customer relationship
  - Rigorous approach to cost & operational efficiency



SOUTHCORP



Medium Term Focus

- Global brand development
- Understanding consumer dynamics as a competitive differential
- Portfolio structure – optimise capital allocation

My Commitments



- Restore clarity & transparency of earnings
- Work tirelessly to rebuild credibility & shareholder value
- Report on progress not statements of intent
- Provide details of business initiatives at time of full year results